

June 19, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
            Form 10-K for the fiscal year ended September 30, 2007
            File No. 1-32970

Dear Mr. Nicoletti:

        We have reviewed your response to our letter dated May 13, 2008 and have the following comment. We ask that you respond by July 3, 2008.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1. We have read your response to our prior comment and appreciate the additional information you have provided. The factors you raise in your bullet points beginning on page 2 of your response are not definitive factors regarding the existence of an operating segment. After full consideration of your response, it appears to us that you have more than one operating segment. Our specific concerns were expressed in our previous letter dated May 13, 2008. Please advise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief